Mail Stop 6010

							September 7, 2005


Kenneth C. Carter, Ph.D.
President and Chief Executive Officer
Avalon Pharmaceuticals, Inc.
20358 Seneca Meadows Parkway
Germantown, MD  20876

Re:	Avalon Pharmaceuticals, Inc.
	Amendment No. 3 to the Registration Statement on Form S-1
	File No. 333-124565

Dear Dr. Carter:

      We have reviewed your filing and have the following legal comments only. If you disagree, we will consider your explanation as to why our comment is inapplicable. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments. In addition, please note that accounting staff is continuing to review the filing and any comments they may have on it will be issued in a separate letter.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Letter Discussion Concerning the Line of Credit Dated September 1,
2005

1. We note the discussion you have provided in the above
referenced
letter and in your amended Form S-1 regarding a subordinated line of
credit facility you entered into on August 30, 2005.  Please provide
us with a more detailed analysis supporting your belief that your financing transaction was conducted in accordance with the Securities
Act of 1933, including analysis under the five-factor test
enumerated
in SEC Release No. 33-4552 (November 6, 1962). Your analysis should
also specifically discuss why you believe the line of credit is not
an equity financing as it appears you have issued to the lenders warrants to purchase preferred stock, which we understand may be convertible into common stock, and further that the company may repay
any advances made on the line of credit in common stock.   Your
analysis should specifically discuss how the line of credit arrangement and the initial public offering are not part of a single plan of financing as it appears from your disclosure that the credit facility`s intended purpose is to support your operations pending the closing of the proposed public offering, which we understand means any advances made on the credit facility may be used toward the development of any of your products as well as for general working capital, intended purposes similar to that of your initial public offering use of proceeds disclosure.
      Please also provide us with analysis that the subordinated line of credit facility qualifies under Staff`s Black Box no-action letter
(available June 26, 1990) and the Squandron, Ellenoff, Pleasant & Lehrer no action letter (available February 28, 1992) and include the total number of lenders participating in the offer, whether such lenders constitute QIBs and the total number of accredited investors participating in the credit facility. We may have further comments.

2. Please also provide us with a copy of the credit facility agreement as soon as possible as we cannot complete our review of this issue until we have an opportunity to review and comment, if necessary, on the credit facility agreement.

Form S-1
"Purchasers in this offering will suffer immediate dilution," page
23

3. Please revise this risk factor to provide disclosure that shareholders may experience further dilution if you decide to repay the line of credit in common stock. Please also provide similar disclosure in the document as appropriate, including your Capitalization and Dilution sections.

Subsequent Events, page 44

4. Please revise your disclosure to identify the lenders with whom you entered into the line of credit. Please also add disclosure that you may repay any advances you make on the line of credit in cash or in stock, at your option.

5. You indicate that as part of the credit facility, certain stockholders who did not participate in the line of credit will have their shares of preferred stock converted into common stock. Please expand your disclosure to explain why, and please identify the stockholders whose shares may be converted into shares of common stock.

*	*	*

      Provide a letter keying your responses to the comments, and provide any requested supplemental information. If you believe complying with these comments is not appropriate, tell us why in your letter. The response letter should be uploaded to EDGAR, with the form type label "CORRESP" and linked to the registration statement file number. We may have comments after reviewing revised materials and your responses.



      Please contact Song Brandon at (202) 551-3621, John Krug,
Senior Attorney, at (202) 551-3862 or me at (202) 551-3710 with any
questions.

								Sincerely,



								Jeffrey Riedler
									Assistant Director


cc:  	Michael J. Silver, Esq.
	Stephanie D. Marks, Esq.
	Hogan & Hartson LLP
	111 South Calvert Street
	Baltimore, MD  21202




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